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                            September 12, 2023

       Jonathan Evans
       Chief Executive Officer
       1397468 B.C. Ltd.
       300 - 900 West Hastings Street
       Vancouver, British Columbia
       V6C 1E5

                                                        Re: 1397468 B.C. Ltd.
                                                            Registration
Statement on Form 20-F
                                                            Filed August 22,
2023
                                                            File No. 001-41788

       Dear Jonathan Evans:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Our references to prior comments refer to comments in our August 10, 2023 letter.

       Registration Statement on Form 20-F filed August 22, 2023

       Exhibits

   1. We note your response to prior comment 2. Please file the agreements relating to the Gross Revenue
Royalty and Water Rights Option with your next amendment.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonathan Evans
1397468 B.C. Ltd.
September 12, 2023
Page 2

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202)
551-8770 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Evans
                                                            Division of
Corporation Finance
Comapany Name1397468 B.C. Ltd.
                                                            Office of Energy &
Transportation
September 12, 2023 Page 2
cc:       James Guttman, Esq.
FirstName LastName